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Exhibit 99

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT

1.
Name and Address of Company

        The name of the company is MI Developments Inc. ("MID" or the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.
Date of Material Change

        The material change occurred on December 8, 2004.

3.
News Release

        On December 9, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange, to the New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.
Summary of Material Change

        The Corporation announced on December 9, 2004 that it has agreed to provide project financing in the form of a construction loan facility (the "Gulfstream Project Financing Facility") in the principal amount of US$115 million (plus accrued interest, fees, expenses and costs, as described below) to fund the reconstruction of Gulfstream Park race track in Florida ("Gulfstream") and a construction loan facility (the "Meadows Project Financing Facility") in the principal amount of US$77 million (plus accrued interest, fees, expenses and costs, as described below) to fund the reconstruction of The Meadows race track in Pennsylvania (the "Meadows"). The Gulfstream Project Financing Facility and the Meadows Project Financing Facility (the "Project Financing Facilities") will be provided by wholly-owned subsidiaries of the Corporation to wholly-owned subsidiaries of Magna Entertainment Corp. ("MEC") that own and/or operate Gulfstream and the Meadows. Definitive documentation for the Gulfstream Project Financing Facility is expected to be entered into on December 9, 2004 and the first advance under this facility of approximately US$22.2 million is expected to occur on December 9, 2004. Definitive documentation relating to the Meadows Project Financing Facility is expected to be entered into no later than February 28, 2005 and will contain certain conditions for the first advance including the issuance of a slot machine gaming licence for The Meadows.

        The Project Financing Facilities will allow MID to achieve an attractive rate of return on its investment and are consistent with MID's core real estate business strategy. MID also has an interest in the successful redevelopment of Gulfstream and the Meadows, which are key racetrack facilities for MEC's racing and alternative gaming business, as a result of MID's current 59% equity interest in MEC. The Project Financing Facilities have been structured on an arm's-length basis, consistent with the terms on which a third-party lender would provide financing for the reconstruction of Gulfstream and the Meadows. The Project Financing Facilities do not affect MID's ability to pursue its core real estate development, construction management and leasing business with the Magna International Inc. group of companies (the tenant of virtually all of MID's 107 income-producing properties), or limit the options that are available to MID in respect of its investment in MEC.

        The Corporation also announced that it intends to issue long term senior, unsecured debentures pursuant to its base shelf prospectus previously filed with Canadian securities regulatory authorities.

5.
Full Description of Material Change

Gulfstream Park and The Meadows Project Financing

Description of Project Financing Facilities

        The Corporation announced on December 9, 2004 that it has agreed to provide project financing in the form of construction loan facilities in the aggregate principal amount of US$192 million (plus accrued interest, fees, expenses and costs, as described below) to fund the reconstruction of Gulfstream and the Meadows. MID is the controlling shareholder of MEC owning approximately 59% of MEC's equity securities and 96% of the votes attached to MEC's voting securities.

        The Gulfstream Project Financing Facility will be provided by a wholly-owned subsidiary of MID (the "Gulfstream Lender") to a wholly-owned subsidiary of MEC (the "Gulfstream Borrower") in the aggregate principal amount of US$115 million (plus accrued interest, fees, expenses and costs, as described below), available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility and backstretch and related site works at Gulfstream. The first advance under the Gulfstream Project Financing Facility of approximately US$22.2 million is expected to occur on December 9, 2004 and will fund costs and related expenses previously incurred by or on behalf of the Gulfstream Borrower in connection with the Gulfstream reconstruction project.

        The Meadows Project Financing Facility will be provided, on a joint and several basis, by a wholly-owned subsidiary of MID (the "Meadows Lender") to wholly-owned subsidiaries of MEC that own and/or operate the Meadows (the "Meadows Borrower") in the aggregate principal amount of US$77 million (plus accrued interest, fees, expenses and costs, as described below), available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility/slot machine facility and related site works at the Meadows.

        Each of the Project Financing Facilities will have a term of 10 years from the respective "Completion Dates" for the construction projects at Gulfstream and the Meadows, as applicable (being the first day of the month following the earliest of: (a) the date on which the relevant project opens to the public; (b) four months following completion of construction of the relevant project; and (c) January 31, 2006, in the case of the Gulfstream Project Financing Facility, and 15 months following the grant to the Meadows Borrower of a conditional licence to conduct slot machine operations at the Meadows, in the case of the Meadows Project Financing Facility). Prior to the relevant Completion Date, amounts outstanding under each Project Financing Facility will bear interest at a floating rate equal to 2.55% above MID's notional per annum cost of borrowing under its floating rate credit facility, compounded monthly, with such interest being added to the aggregate principal amount of each Project Financing Facility. After the relevant Completion Date, amounts outstanding under each Project Financing Facility will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Between the relevant Completion Date and January 1, 2008, interest will also be added to the aggregate principal amount of each Project Financing Facility. Principal and interest payments under each Project Financing Facility will commence on January 1, 2008 and will be payable monthly in 12 equal blended monthly instalments of principal and interest based on a 25-year amortization period commencing on the relevant Completion Date. Each borrower under the Project Financing Facilities has the right to pre-pay all amounts owing under the relevant Project Financing Facility in full, together with a make-whole amount, at any time. Such pre-payment right, if exercised, must be exercised concurrently with respect to both Project Financing Facilities.

        No advances under either Project Financing Facility are permitted so long as any cost overruns in respect of the relevant project are outstanding. The relevant borrower is required to fund all cost overruns such that the amount available to be advanced under the relevant Project Financing Facility will at no time be less than the remaining cost to complete the relevant project.

        The Project Financing Facilities are cross-guaranteed, cross-defaulted and cross-collateralized. The Gulfstream Project Financing Facility is secured principally by: (a) first-ranking security over the lands forming part of the Gulfstream racetrack operations, certain lands adjacent thereto, and all assets and personal property of the Gulfstream Borrower (including after-acquired property and the furniture, fixtures and equipment relating to the Gulfstream project (subject to any purchase money security interests granted to acquire such furniture, fixtures and equipment to a maximum amount of US$12.5 million), but excluding all licences and permits) (collectively, the "Gulfstream Secured Property"); (b) a covenant of the Gulfstream Borrower not to pledge any licences or permits held by it; and (c) a negative pledge of MEC over the shares of the Gulfstream Borrower. The Meadows Borrower will guarantee the Gulfstream Project Financing Facility and grant second-ranking security over the Meadows Secured Property (as defined below) in favour of the Gulfstream Lender. Substitute security for certain of the lands forming part of the Gulfstream Secured Property may be provided by the Gulfstream Borrower.

        The Meadows Project Financing Facility will be secured principally by: (a) first-ranking security over the lands forming part of the Meadows racetrack operations, and all assets and personal property of the Meadows Borrower (including after-acquired property and the furniture, fixtures and equipment relating to the Meadows project (subject to any purchase money security interests granted to acquire such furniture, fixtures and equipment to a maximum amount of US$12.5 million), but excluding all licences and permits) (collectively, the "Meadows Secured Property"); (b) a covenant of the Meadows Borrower not to pledge any licences or permits held by it; and (c) a negative pledge of MEC over the shares of the Meadows Borrower. The Gulfstream Borrower will guarantee the Meadows Project Financing Facility and grant second-ranking security over the Gulfstream Secured Property in favour of the Meadows Lender.

        The Meadows Project Financing Facility may not be drawn unless and until: (a) a conditional licence has been granted to conduct slot machine operations at the Meadows or the Meadows Lender is satisfied that such conditional licence will be granted; (b) the Meadows Lender provides a notice that it will enter into an intercreditor agreement, containing certain already determined provisions, with the third party lender who is providing the Additional Meadows Financing (as defined below); and (c) the Meadows Lender is satisfied that the Meadows Borrower and the Gulfstream Borrower have received all necessary approvals with respect to the Project Financing Facilities from the racing and gaming regulatory bodies.

        The Meadows Borrower will require additional financing from a third party lender in connection with the redevelopment of the Meadows project (the "Additional Meadows Financing"). Within 180 days of the closing of the Gulfstream Project Financing Facility, the Meadows Borrower will provide the Meadows Lender with notice of the proposed terms of the Additional Meadows Financing. The parties will then use commercially reasonable efforts to negotiate a satisfactory intercreditor agreement providing for, among other things, the subordination of the security of the Meadows Lender and the Gulfstream Lender over the Meadows Secured Property to the third party lender who will be providing the Additional Meadows Financing (up to a maximum amount of US$110 million), containing certain already determined provisions. If a satisfactory intercreditor agreement cannot be negotiated within 60 days, the Meadows Project Financing Facility will terminate and substitute security for the Meadows Secured Property may be provided by the Meadows Borrower to the Gulfstream Lender. If such substitute security is not provided, the Gulfstream Borrower may pre-pay all amounts outstanding under the Gulfstream Project Financing Facility, together with a make-whole amount.

        Each Project Financing Facility includes a restricted payments provision which prohibits the relevant borrower from making certain types of payments not in the ordinary course of business without the consent of the relevant lender unless certain financial and other conditions are satisfied.

        From the Completion Date for the Meadows construction project to the date on which the aggregate principal amount owing under both Project Financing Facilities is reduced to the amount that would have been outstanding if the monthly payments referred to above had commenced on such Completion Date, the Meadows Borrower will be required to pay on a quarterly basis 75% of all excess cash (after paying any non-discretionary maintenance capital expenditures (with certain limitations) and amounts owing under the Additional Meadows Financing) to the Meadows Lender for application against the outstanding principal amount of the Meadows Project Financing Facility.

        All reasonable fees, costs and expenses of the lenders in connection with the Project Financing Facilities will be for the account of the relevant borrower and will be deemed to have been advanced under and added to the relevant Project Financing Facility until the Completion Date for the relevant project. Fees, costs and expenses incurred after the relevant Completion Date will be paid by the relevant borrower to the relevant lender after receipt of an invoice therefor.

        The Project Financing Facilities contain customary representations and warranties, covenants, conditions precedent and events of default.

        The Project Financing Facilities will allow MID to achieve an attractive rate of return on its investment and are consistent with MID's core real estate business strategy. The Project Financing Facilities have been structured on an arm's-length basis, consistent with the terms on which a third-party lender would provide financing for the reconstruction of Gulfstream and the Meadows. The Project Financing Facilities do not affect MID's ability to pursue its core real estate development, construction management and leasing business with the Magna International Inc. group of companies (the tenant of virtually all of MID's 107 income-producing properties), or limit the options that are available to MID in respect of its investment in MEC. In addition, MID has an interest in the successful redevelopment of Gulfstream and the Meadows, which are key racetrack facilities for MEC's racing and alternative gaming business, as a result of MID's current 59% equity interest in MEC (as at December 31, 2003, MID's investment in MEC represented 51% of MID's consolidated assets and 86% of MID's consolidated 2003 revenue).

Special Committee Process

        The terms of each of the Project Financing Facilities were reviewed and considered by a special committee (the "Special Committee") of the MID board of directors comprised of Douglas Young (Chairman), Barry B. Byrd, Philip K. Fricke and Manfred Jakszus as members, whose mandate generally is to review, consider and make recommendations to the MID board of directors in respect of transactions between MID and related parties of MID, including MEC. The MID board of directors determined that each of the members of the Special Committee is independent of MID management and of MEC and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of MID.

        The Special Committee formally met six times to discuss the Project Financing Facilities and alternative transactions, and members of the Special Committee met and had discussions among themselves, with management of MID, and with their advisors and advisors to MID on a number of additional occasions over a three-month period. As part of that process, the Special Committee discussed alternative transactions through which the reconstruction of Gulfstream and the reconstruction of the Meadows might be financed, as well as alternatives available to MID for the deployment of the capital that would be used to fund the Project Financing Facilities. The Special Committee and its advisors provided guidance to members of MID management engaged in negotiating the Project Financing Facilities.

        The Special Committee retained Goodmans LLP to act as its independent legal advisor and CIBC World Markets Inc. ("CIBC World Markets") to act as its independent financial advisor to assist it in connection with its review and consideration of the Project Financing Facilities.

        Based upon financial advice from CIBC World Markets, the legal advice from Goodmans LLP, the discussions with management of MID, its own review and consideration of each of the Project Financing Facilities and MID's business strategy, the Special Committee concluded that entering into each of the Project Financing Facilities is in the best interests of MID and unanimously recommended that the board of directors of MID approve the Project Financing Facilities.

        On the basis of the advice received from the Special Committee and its own consideration of the Project Financing Facilities, the MID board of directors approved the Project Financing Facilities unanimously (excluding Messrs. Stronach and Mills who abstained from voting because they are also directors of MEC).

Formal Valuation and Minority Approval Exemptions

        MID is not required to obtain a formal valuation in respect of the Project Financing Facilities as the Project Financing Facilities are related party transactions that are described in paragraph (j) of the definition of related party transaction in Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions (the "Rule"). Subsection 5.4(1) of the Rule provides that only related party transactions described in paragraphs (a) to (g) of the definition of related party transaction are subject to the formal valuation requirement.

        MID is exempt from the minority approval requirement of the Rule in respect of the Project Financing Facilities pursuant to paragraph 2 of subsection 5.7(1) of the Rule because neither the fair market value of the subject matter of, nor the fair market value of the consideration for the Project Financing Facilities, exceeds 25% of MID's market capitalization. 25% of MID's market capitalization calculated in accordance with the Rule for the purposes of transactions agreed to by MID in December 2004 is C$399,303,677 (US$335,436,556 million).(1)

        The Project Financing Facilities are similarly exempt from the formal valuation and minority approval requirements of Policy Q-27 of the Autorité des marchés financiers ("Policy Q-27").

Prior Valuation

        To the knowledge of the Corporation and its directors and senior officers, there are no prior valuations (as such term is defined in the Rule and Policy Q-27) relating to or otherwise relevant to the Project Financing Facilities that are required to be disclosed by the Rule and Policy Q-27.

(1)
Based on the Bank of Canada C$/US$ noon rate on November 30, 2004 of 1.1904.

Date of Material Change Report

        This material change report is being filed less than 21 days before the date of the closing of the Gulfstream Project Financing Facility which, in MID's view, is both reasonable and necessary in the circumstances for the following reasons:

  •
  the terms of the Project Financing Facilities were settled, and approved by MID's Special Committee and board of directors, after the close of markets on December 8, 2004; and

  •
  MEC requires immediate funding in order to complete the Gulfstream reconstruction project on schedule for opening prior to the commencement of the Gulfstream 2006 race meet and to replenish cash previously expended by MEC on behalf of the Gulfstream Borrower on this project.

Proposed Debenture Offering

        The Corporation also announced today that it intends to issue long term debentures that will be senior, unsecured and unsubordinated obligations of the Corporation and will rank equally with all of the Corporation's existing and future senior, unsecured and unsubordinated indebtedness. The sale of the debentures is the first offering by the Corporation under a base shelf prospectus dated March 19, 2004 filed with Canadian securities regulatory authorities.

        MID intends to use the net proceeds from the offering of the debentures to fund on-going construction projects with Magna International Inc., to fund its obligations under the Project Financing Facilities described above, and for general corporate purposes.

Press Release

        A copy of the Press Release issued on December 9, 2004 is attached.

6.
Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

        This report is not being filed on a confidential basis.

7.
Omitted Information

        Not applicable.

8.
Executive Officer

        For further information, please contact Richard J. Crofts, Executive Vice-President, Corporate Development, General Counsel and Secretary of the Corporation at 905-726-7192.

9.
Date of Report

        DATED at Aurora, Ontario as of the 9th day of December, 2004.

MI DEVELOPMENTS INC.
by	/s/ RICHARD J. CROFTS Richard J. Crofts Executive Vice-President, Corporate Development, General Counsel and Secretary

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  Exhibit 99
FORM 51-102F3 Securities Act MATERIAL CHANGE REPORT